UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Turtle Beach Corporation
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

900450206
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	900450206
1	NAMES OF REPORTING PERSONS
Islet Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

2

CUSIP Nos.	900450206
1	NAMES OF REPORTING PERSONS
Islet Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
215,000 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
215,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) The amount set forth in each of Rows 5, 7 and 9 is based on 65,000 shares of Common Stock (as defined below) and 150,000 shares of Common Stock underlying call options that are currently exercisable, held by funds and accounts over which Islet Management, LP exercises investment discretion.

3

CUSIP Nos.	900450206
1	NAMES OF REPORTING PERSONS
Joseph Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
215,000 (2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
215,000 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,000 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2) The amount set forth in each of Rows 5, 7 and 9 is based on 65,000 shares of Common Stock (as defined below) and 150,000 shares of Common Stock underlying call options that are currently exercisable, held by funds and accounts over which Joseph Samuels, through his positions as Chief Executive Officer and Chief Investment Officer of Islet Management, LP, exercises investment discretion.

4

Item 1(a).	Name of Issuer:
 Turtle Beach Corporation, a Nevada corporation (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:
44 South Broadway, 4th Floor
White Plains, NY 10601

Item 2(a).	Name of Person(s) Filing:
This Schedule 13G filing relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of the Issuer.

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the "Reporting Persons"):

• •	Islet Master Fund, L.P. (the "Master Fund") Islet Management, LP ("Islet")
•	Joseph Samuels

Item 2(b).	Address of Principal Business Office or, if none, Residence:
590 Madison Avenue, 27th Floor
New York, NY 10022

Item 2(c).	Citizenship:
The Master Fund is a Cayman Islands exempted limited partnership.
Islet is organized under the laws of the State of Delaware.
Joseph Samuels is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 900450206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Islet acts as investment manager to, and exercises investment discretion with respect to funds and accounts that hold the securities of the Issuer described herein (the “Accounts”). Mr. Samuels is the Chief Executive Officer and Chief Investment Officer of Islet. As investment manager to the Accounts, Islet, pursuant to an investment management agreement, has discretionary investment authority and voting power with respect to the Common Stock beneficially owned by the Accounts. Thus, it could be deemed to have the power to vote and dispose or direct the disposition of such Common Stock or the right to acquire such power upon exercise of the call options held by the Accounts.

As the Chief Executive Officer and Chief Investment Officer of Islet, Mr. Samuels has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock beneficially owned by the Accounts.

As of December 31, 2023, the Accounts directly held 65,000 shares of Common Stock and 150,000 shares of Common Stock underlying call options that are currently exercisable.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 17,404,013 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

(b) Percent of class:

See Item 4(a) above

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page hereof.
(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page hereof.
(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page hereof.
(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
 Not applicable.

Item 8.	Identification and Classification of Members of the Group.
 Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024
ISLET MASTER FUND, L.P.
	By:	Islet GP, LLC, its general partner

	By:	/s/ Joseph Samuels
Name:	Joseph Samuels
Title:	Managing Member

ISLET MANAGEMENT, LP

By:	/s/ Rebecca Waldman
Name:	Rebecca Waldman
Title:	General Counsel

JOSEPH SAMUELS

/s/ Joseph Samuels